EXHIBIT 11

Radian Group Inc.
Schedule of Net Income (Loss) per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per-share amounts and market prices)	2011	2010	2011	2010
Net income (loss)	$183,568	$112,185	$423,689	$(673,250)
Average diluted stock options outstanding	449	454	987	—
Average exercise price per share	$2.48	$2.48	$3.08	$—
Average market price per share—diluted basis	$3.07	$7.53	$5.20	$—
Average common shares outstanding	132,364	132,324	132,366	108,608
Increase in shares due to potential exercise of common stock equivalents—diluted basis (1)	1,149	1,196	1,501	—
Adjusted shares outstanding—diluted	133,513	133,520	133,867	108,608
Net income (loss) per share—basic	$1.39	$0.85	$3.20	$(6.20)
Net income (loss) per share—diluted	$1.37	$0.84	$3.16	$(6.20)
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(1)
For the three and nine months ended September 30, 2011, 3,152,395 shares of our common stock equivalents issued under our stock-based compensation plans were not included in the calculation of diluted net income per share as of such date because they were anti-dilutive. For the three months ended September 30, 2010, 2,790,978 shares of our common stock equivalents issued under our stock-based compensation plans were not included in the calculation of diluted net income per share as of such date because they were anti-dilutive. For the nine months ended September 30, 2010, 4,386,697 shares of our common stock equivalents were not included in the calculation of diluted net loss per share because they were anti-dilutive due to the net loss for the period.